Exhibit 99.1

IAMGOLD REPORTS QUARTER-OVER-QUARTER 18.1% INCREASE
IN GOLD PRODUCTION FROM CONTINUING OPERATIONS

Toronto, Ontario, October 11, 2011 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced the following for the third quarter of 2011:

•	gold production of 222,000 ounces from continuing operations and represents:
o	an increase of 18.1% from the 188,000 ounces produced in the second quarter of 2011;
o	a 13.8% increase from the 195,000 ounces produced in the third quarter of 2010, when Essakane was in the early stages of its production ramp-up; and
•	niobium production of 1.2 million kilograms as compared with 1.1 million kilograms produced in the second quarter of 2011 and the third quarter of 2010.

IAMGOLD’s President and Chief Executive Officer, Steve Letwin said, “The performance of assets where we are the principal owner and operator has greatly improved this quarter, specifically at the Rosebel mine in Suriname and the Essakane mine in Burkina Faso.   The second quarter production issues related to heavier than expected rainfall in Suriname and a shortage of water in Burkina Faso are behind us.   With our outlook for a strong fourth quarter, we expect 2011 attributable gold production from continuing operations to be within our guidance range of 870,000 to 930,000 ounces.”

THIRD QUARTER 2011 GOLD AND NIOBIUM PRODUCTION

Attributable Gold Production (thousands of ounces)	Q3 2010 Actual	Q1 2011 Actual	Q2 2011 Actual	Q3 2011 Actual	Q3 2011 YTD	2011 Forecast
Essakane(90%)	42	95	62	86	243	340-360
Rosebel (95%)	101	100	87	94	281	360-380
Mouska (100%)	13	-	-	5	5	25-30
IAMGOLD Operated Mines	156	195	149	185	529	725-770
Continuing Operations	195	233	188	222	643	870-930
Discontinued Operations	61	57	10	9	76	67
Total	256	290	198	231	719	940-1000

Niobium Production (millions of Kg Nb)
Niobec	1.1	1.1	1.1	1.2	3.4	4.5-5.0

Note:   Production from Discontinued Operations includes IAMGOLD’s Q1 2011 portion of the production for the minority interest at the Tarkwa and Damang mines in Ghana which was sold earlier this year and the production for the first eight months of 2011 at the Mupane mine in Botswana which was sold in Q3 2011.   The Company’s attributable production at its joint venture operations is included in production from Continuing Operations.

Third quarter financial results are scheduled to be released November 9, 2011.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”,

“anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:
Bob Tait, VP Investor Relations,
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952  Mobile (416) 670-3815

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.

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